

Mail Stop 4720

August 14, 2009

Via U.S. Mail and Facsimile to (912) 629-6487

John C. Helmken II
President and Chief Executive Officer
The Savannah Bancorp, Inc.
25 Bull Street
Savannah, GA 31401

> **Re:** **The Savannah Bancorp, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2008**
> **File No. 000-18560**

Dear Mr. Helmken:

We have reviewed your response dated August 4, 2009 and have the following comment. Where indicated, we think you should revise your disclosure in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comment, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for Fiscal Year Ended December 31, 2008

Item 11. Executive Compensation

Cash Incentive Compensation, page 16 of Definitive Proxy Statement on Schedule 14A

1. We note your response to comment 5 in our letter dated July 14, 2009. With respect to each performance target, please provide to the staff the specific values targeted. For example, with respect to Mr. Helmken's cash incentive compensation, disclose the specific targets for consolidated return on equity and overhead efficiency ratio. Please confirm that future filings will be revised accordingly.

     *   *   *   *   *

Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your response to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Matt McNair, Attorney-Adviser, at (202) 551-3583 or me at (202) 551-3419 with any questions.

Sincerely,

Christian Windsor
Special Counsel